Exhibit 10(b)

Direct: (216) 694-5400
Fax: (216) 241-6842
jsbrinzo a@cleveland-cliffs.com

CLEVELAND-CLIFFS INC

JOHN S. BRINZO
CHAIRMAN
AND
CHIEF EXECUTIVE OFFICER

April 18, 2005

CONFIDENTIAL

Mr. Joe Carrabba
5018 49th Street
Yellow Knife, Northwest Territories, X1A3R6 Canada

Dear Joe:

       This letter confirms my verbal offer to you for the position of President and Chief Operating Officer with Cleveland-Cliffs Inc. In this role, you will report directly to me.

The following are the details of this offer:

BASE SALARY

Your starting salary will be $450,000 per year, payable semi-monthly. Individual performance and salaries of elected officers are periodically reviewed by the Compensation and Organization Committee of the Board of Directors based on recommendations of the Chief Executive Officer.

MANAGEMENT PERFORMANCE INCENTIVE PLAN

Effective with your starting date, you will participate in the Management Performance Incentive Plan, which provides an annual target cash bonus of $225,000 (50 percent of your salary). The actual bonus awards can be 0 to 200 percent of target based upon Board Compensation Committee judgment of individual, unit and corporate performance as recommended by the CEO. Your 2005 award will not be prorated (based on confirmation that you will not receive a year 2005 bonus from your current employer) and will be at least 100% of your target bonus.

LONG-TERM EQUITY INCENTIVE PLAN

You will participate in the Long Term Equity Incentive Plan and be eligible to receive annual Performance Share awards (including Retention Units) based on the Plan formula. Normally, the grant size will be determined based upon a market review and analysis and your then current job position. While you remain in the position of President and Chief Operating Officer, the grant size will normally, subject to market reviews and analysis, be approximately 100% of your then base salary. However, for 2005, your 2005 equity incentive award will be a combination of Performance Shares and restricted stock.

For 2005 your performance share award will be 3,800 Performance Shares of Cleveland-Cliffs Inc stock. The Performance Shares vest into actual shares on a three-year moving cycle based on achieving corporate objectives of return on investment and stock price performance against a peer group. Fifteen percent of your award, or 570 shares, represents “retention units” and will vest after three years based on your continuing employment to that date. The 2005 award, to the extent earned, would be converted to an actual number of shares in early 2008 based on total 2005-2007 corporate performance and your continued employment to that date. The shares earned and issued can range from 0 to 175 percent of the Performance Share award. Your participation in the Performance Share award will be computed as though you had been an employee of the Company beginning on January 1, 2005 and shall not be prorated because of your being hired during 2005.

In addition, for 2005, you will receive an award of restricted stock under the Long Term Equity Incentive Plan of 3,800 Shares of restricted stock as of your first day of employment with Cliffs (your “Date of Employment”). One third of such shares of restricted stock will vest and the restrictions will lapse on each of the first three anniversaries of your Date of Employment. The restricted stock shall also vest and the restrictions shall lapse if your employment is involuntarily terminated by the Company or your employment responsibilities and duties are substantially diminished within three years after a corporate change-of-control. You understand that the Company will withhold any and all withholding taxes applicable to the restricted stock from your other compensation payments at the times and in the amounts specified by law and regulations.

SIGNING BONUS

You will receive a $250,000 signing bonus payable as soon as practical after your Date of Employment with Cliffs.

RELOCATION ALLOWANCE

You will be reimbursed for reasonable expenses for transfer of household personal property, relocation travel for you and your spouse, and residence-finding visits by you and your spouse to the Cleveland area. Reimbursement will be made for temporary Cleveland housing rental expense until you establish a permanent residence in the Cleveland area, subject to a time limit which we can work out.

In addition, the Company will reimburse your realtor’s fees (up to a maximum of 6%) and the normal closing costs you incur with the sale of your home in Yellow Knife and the purchase of a home in the Cleveland, Ohio area. You will also be eligible for interim living expenses and will be reimbursed for your reasonable travel expenses to Yellow Knife as frequently as every other weekend, as you may elect for a reasonable period to be determined.

SEVERANCE PROTECTION

Separately, the Company will enter into a change-of-control severance agreement with you. This agreement will provide, among other things, three years’ compensation (base salary plus target bonus) in the event your position is eliminated or substantially diminished following a corporate change-of-control.

EMPLOYEE BENEFIT PLANS

Subject to the eligibility rules of the various plans, you will be entitled to participate in the pension, 401(k), life insurance, hospitalization and medical plans or insurance coverage, disability, other employee benefit plans, programs and arrangements, and executive perquisites that are generally made available by the Company to employees in your position from time to time including certain non-qualified deferred compensation and supplemental retirement plans. Attached is a brief summary of these benefits. Of course, the terms of the benefit plans themselves will be determinative of the plan’s features subject to the following:

Supplemental Employee Retirement Plan

In addition to your normal accruals under the Supplemental Employee Retirement Plan, you will be given an initial credit to your cash balance account of $1,000,000 as of your Date of Employment. Such credit, along with all other credits that you subsequently earn, will vest and be payable in accordance with the terms of the Supplemental Employee Retirement Plan.

Vacation Benefits

You will be eligible for four (4) weeks of vacation during 2005 and during each calendar year thereafter.

Retiree Medical Coverage

Subsidized retiree medical coverage is not a part of the Company’s retirement benefit program for employees hired or rehired after January 1, 1993.

Periodic Review of Benefit Plans

The Company periodically reviews all employee benefit plans and programs to ensure that employees are offered competitive and affordable benefits. Accordingly, from time to time, changes may be made to meet the future needs of employees, or to conform with industry trends and practices or Company conditions. The Company reserves the right to amend or terminate any such employee benefit plan, program or perquisite at any time and for any reason without the consent of any employee or participant.

TERMS OF EMPLOYMENT

     This offer is contingent upon your successful completion of a Company pre-employment physical and drug/alcohol screen, which will be administered and evaluated consistent with the Americans with Disabilities Act of 1990.

     By accepting this offer as President and COO, you agree to act honestly, in good faith, and in the Company’s best interests, and to exercise the degree of skill and diligence that a person having your expertise and knowledge of the Company’s affairs would reasonably be expected to exercise in comparable circumstances. Further, you agree to devote yourself exclusively and full-time to the Company’s business and not to be employed or engaged in other businesses without the Company’s prior written approval. You agree to observe and abide by all the Company’s policies, rules and procedures, as may be in effect from time to time, including the Company’s Code of Business Conduct and Ethics policy. A copy of that policy is enclosed.

     In accordance with corporate policy, this letter and your response are not meant to constitute a contract of employment for any specific period of time and you will remain, at all times, an employee at-will, which means that you will not be obligated to remain employed by the Company for any specific period of time. Likewise, the Company is not obligated to employ you for any specific period of time. Absolutely no one except the Board of Directors of the Company may change the at-will nature of our relationship, and then only in writing. Any reliance on any representations, oral or otherwise, contrary to “employment-at-will” is unreasonable.

     Joe, I look forward to you joining the Cliffs’ team and working with you. We believe that you will find the challenges to be significant, the rewards to be competitive, and the satisfaction to be substantial in working for a highly professional organization with a proud history in a vital industry.

     Please confirm in writing your acceptance of this offer and return the signed copy of the enclosed Employee Invention and Secrecy Agreement with your confirmation.

     If you have any questions regarding the terms of the offer or the responsibility of the position, please do not hesitate to contact me or Randy Kummer.

Very truly yours,
/s/ John S. Brinzo
John S. Brinzo

     Acceptance of Offer:

     I have read and understand and accept all the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in the foregoing letter.

April 29, 2005
Date

/s/ Joe Carrabba

  Joe Carrabba

JSB/drm

Enclosure
cc:    Randy L. Kummer
         Personnel File